99.1

2

APPL
PUOY K. PREMSRIRUT, ESQ.
Nevada Bar # 7141
GOODMAN BROWN & PREMSRIRUT
520 South Fourth Street - Suite 320
Las Vegas, Nevada 89101
Telephone: (702) 384-3939
Facsimile: (702) 385-3939

Attorneys for Plaintiff,
VISTA CONTINENTAL CORPORATION

ORIGINAL FILE

SEP 21 4 25 PM '05

HEARING REQUIRED
DATE: Sept 26, 2005
TIME: 9:00am

DISTRICT COURT

CLARK COUNTY, NEVADA

VISTA CONTINENTAL CORPORATION, a Delaware Corporation Plaintiffs, vs. ALBERTO DOCOUTO, an individual, MIRANDA III MINING, (GUYANA) INC., a Foreign corporation, MIRANDA I MINING, (GUYANA) INC., a Foreign corporation, DOES I through X, inclusive and ROE CORPORATIONS XI through XX, inclusive, Defendants.	CASE NO.: A510417 DEPT. NO.: IV

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MC1

RECEIVED
SEP 21 2005
COUNTY CLERK

EMERGENCY *EX PARTE* APPLICATION FOR TEMPORARY RESTRAINING ORDER AND MOTION FOR PRELIMINARY INJUNCTION ON ORDER SHORTENING TIME

COMES NOW, Plaintiff VISTA CONTINENTAL CORPORATION, a Delaware Corporation ("VISTA"), by and through its attorney of record, PUOY K. PREMSRIRUT, ESQ. of the law firm of GOODMAN BROWN & PREMSRIRUT and respectfully applies *ex parte* for the issuance of a Temporary Restraining Order and also moves for a Preliminary Injunction on Order Shortening Time to enjoin and restrain the Defendant Alberto DoCouto, and his respective officers, agents, servants, employees, subsidiaries, attorneys and others in concert or participation with it and who receive actual notice of any Temporary Restraining Order and/or preliminary and/or permanent injunction, from engaging in acts that interfere with the business operations of VISTA which



included the following:

1. Alberto DoCouto shall not hold himself out as an Officer or Director of the Board of Directors of VISTA either verbally or in writing;

2. Alberto DoCouto shall not communicate with third parties or holding himself as an authorized representative of VISTA;

3. Alberto DoCouto shall not be present at the corporate office of VISTA located at 6600 W. Charleston Boulevard - Suite 118, Las Vegas, Nevada 89146 at any time, without prior written notice and consent of VISTA's President and its Board of Directors;

4. Alberto DoCouto shall not make or publish any statement or representation on behalf of VISTA to any third party, including but not limited to, third parties with which VISTA has a business relationship with.

5. Alberto DoCouto and his respective officers, agents, servants, employees, subsidiaries, attorneys and others in concert with DoCouto shall not use VISTA's computers, facsimile or telephone, at the VISTA office or access the same via remote access from a separate location.

6. Alberto DoCouto shall not use or provide 6600 W. Charleston Boulevard - Suite 118, Las Vegas, Nevada 89146 as DoCouto's mailing address or provide to third parties.

This Motion is supported by the accompanying memorandum of Points and Authorities, the Complaint on file herein, the exhibits attached hereto, all of which are expressly incorporated herein.

DATED this 21st day of September 2005.

GOODMAN BROWN & PREMSRIRUT

By: [signature]

PUOY K. PREMSRIRUT, ESQ.
Nevada Bar #7141
520 S. Fourth Street - Suite 320
Las Vegas, Nevada 89101
Attorneys for Plaintiff,
VISTA CONTINENTAL
CORPORATION

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ORDER SHORTENING TIME

THIS COURT, having examined the Affidavit of Counsel in Support of Order Shortening Time, being fully advised in the premises, and good cause appearing,

IT IS HEREBY ORDERED that the hearing on the Motion for Preliminary Injunction on Order Shortening Time be, and the same hereby is, shortened for hearing on the _26_ day of _September_ , 2005, at the hour of _9:00_ _a_.m., before the District Court, Department _IV_ .

DATED this _21_ day of _September_ 2005.



DISTRICT COURT JUDGE

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